UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18–K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 3

to

ANNUAL REPORT

of

REPUBLIC OF CHILE

(Name of Registrant)

Date of end of last fiscal year: December 31, 2023

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
Alejandro A. Gordano, Esq.
Allen Overy Shearman Sterling US LLP
599 Lexington Avenue, New York, NY 10022

*          The Registrant is filing this annual report on a voluntary basis.

Explanatory Note

This amendment to the Republic of Chile’s (the “Republic” or “Chile”) Annual Report on Form 18–K for the fiscal year ended December 31, 2023 (the “Annual Report”) comprises:

(a)	Pages numbered 1 to 3 consecutively.

(b)	The following exhibits:

Exhibit 1:	Conformed copy of the Underwriting Agreement for the US$1,600,000,000 5.650% Notes due 2037, dated January 7, 2025, between the Republic, BNP Paribas Securities Corp., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC.

Exhibit 2:	Form of US$500,000,000 5.650% Notes due 2037 No. 001.

Exhibit 3:	Form of US$500,000,000 5.650% Notes due 2037 No. 002.

Exhibit 4:	Form of US$500,000,000 5.650% Notes due 2037 No. 003.

Exhibit 5:	Form of US$100,000,000 5.650% Notes due 2037 No. 004.

Exhibit 6:	Post-Effective Legality Opinion of Allen Overy Shearman Sterling US LLP for the US$1,600,000,000 5.650% Notes due 2037.

Exhibit 7:	Post-Effective Legality Opinion of Morales & Besa Ltda. for the US$1,600,000,000 5.650% Notes due 2037.

This amendment to the Annual Report is filed subject to the Instructions for Form 18–K for Foreign Governments and Political Subdivisions thereof.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of Chile, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile, on the 13th day of January, 2025.

REPUBLIC OF CHILE

By:	/s/ Mario Marcel Cullell
Mario Marcel Cullell
Minister of Finance
Republic of Chile

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